UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

(Amendment No. 2)

Under the Securities Exchange Act of 1934

Sequential Brands Group, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

81734P107
(CUSIP Number)

Andrew J. Nussbaum
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
(212) 403-1000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 31, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ◻.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
_______________
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 81734P107
1	NAME OF REPORTING PERSON Martha Stewart
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 239.00 (1)
	8	SHARED VOTING POWER 299.00 (2)
	9	SOLE DISPOSITIVE POWER 239.00 (1)
	10	SHARED DISPOSITIVE POWER 299.00 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 538.00
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (3)
14	TYPE OF REPORTING PERSON IN

(1)
Includes (i) 0 shares of common stock, par value $0.01 per share (the “New Sequential Common Stock”), of Sequential Brands Group, Inc. (f/k/a Singer Madeline Holdings, Inc.), a Delaware corporation (the “Issuer”) held directly by the Reporting Person and (ii) 239 shares of New Sequential Common Stock held by the Martha Stewart 1999 Family Trust (the “1999 Trust”), of which the Reporting Person is a co-trustee and holds sole decision-making authority with respect to investment of the assets of the 1999 Trust.

(2)
Includes (i) 299 shares of New Sequential Common Stock held by the Martha Stewart 2000 Family Trust, of which the Reporting Person is a co-trustee and (ii) 0 shares of New Sequential Common Stock owned by Martha Stewart Family Limited Partnership and indirectly owned by the Reporting Person as the sole trustee of the Martha Stewart 2012 Revocable Trust, the sole general partner of MSFLP.

(3)	Based upon a total of 1,656,312 shares of New Sequential Common Stock outstanding as of April 15, 2021, which number was reported by the Issuer in its form DEF14A filed with the SEC on April 30, 2021.

CUSIP NO. 81734P107
1	NAME OF REPORTING PERSON The Martha Stewart Family Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (4)
14	TYPE OF REPORTING PERSON PN

(4)	Based upon a total of 1,656,312 shares of New Sequential Common Stock outstanding as of April 15, 2021, which number was reported by the Issuer in its form DEF14A filed with the SEC on April 30, 2021.

 The Report on Schedule 13D, originally filed with the Commission by Ms. Stewart on December 4, 2015 (the “Schedule 13D”), and amended on July 12, 2021, is hereby further amended and supplemented to include the information set forth herein. This amended statement on Schedule 13D/A constitutes Amendment No. 2 to the Schedule 13D. Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

All share percentage calculations in this Schedule 13D/A are based on 1,656,312 shares of New Sequential Common Stock outstanding as of April 15, 2021, which number was reported by the Issuer in its form DEF14A filed with the SEC on April 30, 2021.

(a) (i) Amount beneficially owned:

MARTHA STEWART: Ms. Stewart may be deemed to beneficially own 538 shares of New Sequential Common Stock. This number includes (i) 299 shares of New Sequential Common Stock held by the Martha Stewart 2000 Family Trust, of which Ms. Stewart is a co-trustee, (ii) 239 shares of New Sequential Common Stock held by the Martha Stewart 1999 Family Trust, of which Ms. Stewart is a co-trustee and (iii) 0 shares of New Sequential Common Stock owned by Martha Stewart Family Limited Partnership and indirectly owned by Ms. Stewart as the sole trustee of the Martha Stewart 2012 Revocable Trust, the sole general partner of MSFLP.

MSFLP: 0 shares of New Sequential Common Stock.

(ii) Percent of class:

MARTHA STEWART: 0.0%

MSFLP: 0.0%.
(b) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote:

MARTHA STEWART: Ms. Stewart holds sole voting power with respect 239 shares of New Sequential Common Stock as follows: 239 shares of New Sequential Common Stock held by the 1999 Trust of which Ms. Stewart is a co-trustee and holds sole decision-making authority with respect to investment of the assets of the 1999 Trust.

MSFLP: 0 shares.

(ii) Shared power to vote or to direct the vote:

MARTHA STEWART: Ms. Stewart shares voting power with respect to 299 shares of New Sequential Common Stock as follows: (i) Ms. Stewart, as a co-trustee, shares voting power with Lawrence Shire, a co-trustee, of the 2000 Trust, with respect to the 299 shares of New Sequential Common Stock held by the 2000 Trust and (ii) Ms. Stewart shares voting power with MSFLP with respect to the 0 shares of New Sequential Common Stock indirectly by Ms. Stewart as the trustee of the Martha Stewart 2012 Revocable Trust, the sole general partner of MSFLP.

MSFLP: 0 shares.

(iii) Sole power to dispose or to direct the disposition:

MARTHA STEWART: Ms. Stewart holds sole dispositive power with respect 239 shares of New Sequential Common Stock as follows: 239 shares of New Sequential Common Stock held by the 1999 Trust of which Ms. Stewart is a co-trustee and holds sole decision-making authority with respect to investment of the assets of the 1999 Trust.

MSFLP: 0 shares.

(iv) Shared power to dispose or to direct the disposition:

MARTHA STEWART: Ms. Stewart shares dispositive power with respect to 299 shares of New Sequential Common Stock as follows: (i) Ms. Stewart, as a co-trustee, shares voting power with Lawrence Shire, a co-trustee, of the 2000 Trust, with respect to the 299 shares of New Sequential Common Stock held by the 2000 Trust and (ii) Ms. Stewart shares voting power with MSFLP with respect to the 0 shares of New Sequential Common Stock indirectly by Ms. Stewart as the trustee of the Martha Stewart 2012 Revocable Trust, the sole general partner of MSFLP.

MSFLP: 0 shares.

(c) Except as disclosed in this Schedule 13D/A, no Reporting Person has engaged in any transactions in the securities of the Issuer during the past 60 days.

(d) Except as described in Item 5(b), no person other than each respective owner referred to therein of New Sequential Common Stock is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such New Sequential Common Stock.

(e) Not applicable.

SIGNATURES
After reasonable inquiry and to the best of her knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 2, 2021	/s/ Martha Stewart
Martha Stewart

THE MARTHA STEWART FAMILY LIMITED PARTNERSHIP

	By:	/s/ Martha Stewart
Martha Stewart, in her capacity as trustee of the Martha Stewart 2012 Revocable Trust, the General Partner

Schedule I

Joint Filing Agreement, dated September 2, 2021, among the signatories to this Schedule 13D/A.

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(f)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D/A is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D/A shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate. This Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

Dated: September 2, 2021	/s/ Martha Stewart
Martha Stewart

THE MARTHA STEWART FAMILY LIMITED PARTNERSHIP

	By:	/s/ Martha Stewart
Martha Stewart, in her capacity as trustee of the Martha Stewart 2012 Revocable Trust, the General Partner